UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 4, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S responds to “Mini-Tender” offer by TRC Capital

Bagsværd, Denmark, 4 August, 2025 – Novo Nordisk A/S (“Novo Nordisk”) (NYSE: NVO) has received notice of an unsolicited “mini-tender” offer by TRC Capital Investment Corporation (“TRC Capital”) to purchase up to 2,000,000 American Depositary Shares (“ADSs”) of Novo Nordisk. The offer is only in respect of ADSs and not ordinary shares. Thus, the offer is only for securities representing less than 0.045% of Novo Nordisk’s total share capital.

Novo Nordisk expresses no opinion and remains neutral on TRC Capital’s offer. Novo Nordisk encourages holders to obtain current market quotations for their NVO ADSs, consult with their brokers or financial advisors, review the terms and conditions of the offer including conditions as related to the market price of Novo Nordisk’s and other securities, consider any changes TRC Capital may make to the terms (including pricing) and conditions, and exercise caution with respect to TRC Capital’s offer.

Novo Nordisk does not endorse TRC Capital’s offer and is not associated in any way with TRC Capital, its unsolicited mini-tender offer or the offer documentation.

TRC Capital has made many similar mini-tender offers for shares of other companies. A mini-tender offer is for less than 5% of a company’s shares. It is not subject to the disclosure and procedural requirements required by the U.S. Securities and Exchange Commission (“SEC”) for larger tender offers and, as a result, does not provide investors with the same level of protection as provided by larger tender offers under U.S. securities laws. The SEC’s guidance to investors on mini-tender offers is available at https://www.sec.gov/reportspubs/investor-publications/investorpubsminitendhtm.html.

Additionally, Novo Nordisk encourages brokers, dealers, and other investors to review the SEC’s letter regarding broker-dealer mini-tender offer dissemination and disclosure, available at: https://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Novo Nordisk requests that a copy of this news release be included with all distributions of materials relating to TRC Capital’s mini-tender offer.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 77,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Max Ung	Frederik Taylor Pitter (US)
+45 3077 6414	+1 609 613 0568
mxun@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 4, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer